1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2006

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11,Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                                         Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                                         No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-  .)

January 24, 2006
Results for the year
ended December 31, 2005
* Korean GAAP, Non-Audited

Seoul, Korea, January 24, 2006 — SK Telecom Co., Ltd. (KSE: 017670, NYSE: SKM) (“SKT” or “the Company”), the leading wireless telecommunications company in Korea, today announced the results of its operations for the year ended December 31, 2005.

This material contains forward-looking statements with respect to the financial condition, results of operations and business of SK Telecom and plans and objectives of the management of SK Telecom. Statements that are not historical facts, including statements about SK Telecom’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied by such forward-looking statements. SK Telecom does not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future.
Such forward-looking statements were based on current plans, estimates and projections of SK Telecom and the political and economic environment in which SK Telecom will operate in the future, and, therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SK Telecom undertakes no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SK Telecom’s latest annual report on Form 20-F and in SK Telecom’s other filings with the U.S. Securities and Exchange Commission (SEC).

I. Financial Highlights
● Summary of Income Statement

(KRW bn)	2005	2004	Change		Q4.’05	Q3.’05	Change
Operating revenue	10,161	9,704	5%		2,627	2,595	1%
Operating expenses	7,508	7,344	2%		1,972	1,925	2%
Operating income	2,654	2,360	12%		655	671	-2%
Operating margin	26.1%	24.3%	1.8	%p	24.9%	25.9%	-0.9	%p
Other income	410	237	73%		79	232	-66%
Other expenses	509	481	6%		166	113	47%
Ordinary income	2,555	2,116	21%		567	790	-28%
Net income	1,871	1,495	25%		448	588	-24%
Net margin	18.4%	15.4%	3.0	%p	17.1%	22.7%	-5.6	%p
EBITDA 1)	4,288	4,059	6%		1,120	1,080	4%
EBITDA margin	42.2%	41.8%	0.4	%p	42.7%	41.6%	1.0	%p

1)	EBITDA = Operating income + Depreciation (including R&D related depreciation)
● Other Main Items

(KRW bn)	2005	2004	Change		Q4.’05	Q3.’05	Change
Wireless Internet sales	2,459	1,823	35%		661	653	1%
% of Cellular revenue	26.6%	20.6%	6.0	%p	27.7%	27.6%	0.1	%p

Marketing expenses	1,750	1,860	-6%		419	453	-7%
- Marketing commissions	1,489	1,532	-3%		348	386	-10%
- Advertising	261	329	-21%		71	67	6%
% of Revenue	17.2%	19.2%	-1.9	%p	16.0%	17.5%	-1.5	%p

Capital expenditure	1,466	1,607	-9%		673	425	59%
% of Revenue	14.4%	16.6%	-2.1	%p	25.6%	16.4%	9.3	%p

Interest-bearing debt	3,134	3,790	-17%		3,134	3,308	-5%
Debt/Equity ratio	38.0%	53.2%	-15.2	%p	38.0%	42.0%	-4.0	%p

II. Financial Results
1. Income Statement
A. Operating revenue

(KRW bn)	2005	2004	Change		Q4.’05	Q3.’05	Change
Sign-up fees	232	198	17%		54	58	-7%
Monthly fees	2,616	2,940	-11%		647	651	-1%
Call charges	3,539	3,528	0%		922	897	3%
VAS & others	403	355	14%		105	106	-1%
Wireless Internet sales	2,459	1,823	35%		661	653	1%
% of Cellular service	26.6%	20.6%	6.0	%p	27.7%	27.6%	0.1	%p
Total cellular service	9,250	8,845	5%		2,390	2,365	1%
Interconnection revenue	912	859	6%		236	230	3%
L -> M	409	432	-5%		102	103	0%
M -> M	503	427	18%		134	127	5%
Operating revenue	10,161	9,704	5%		2,627	2,595	1%
1) Sign-up fees
-	The YoY increase was due to increase in subscriber addition.
2) Monthly fees
-	The YoY decrease was due to the tariff cut in monthly fees implemented in September 1, 2004 and increase in phone mail discounts from increased usage, as phone mail discounts are reflected in monthly fees.

-	The QoQ decrease was due to increase in phone mail discounts (Phone mail discounts ‘05 3Q KRW 187.1 bn→‘05 4Q KRW 206.1 bn)
3) Call charges
-	The YoY increase was caused by increase in MOU and in the number of average subscribers.

-	The QoQ increase was due to increase in MOU from the seasonal effect.
4) VAS & others
-	The YoY increase was mainly due to increase in VAS users and the introduction of new VASs and increased usage of international roaming service.
5) Wireless Internet sales
-	The YoY growth was due to increase in offering of a variety of new services such as Mobile Cyworld and Melon and increased subscriptions to data flat rate packages
6) Interconnection revenue
-	The YoY increase was due to increase in call traffic despite the lower interconnection settlement rates.

B. Operating expenses

(KRW bn)	2005	2004	Change	Q4.’05	Q3.’05	Change
Labor cost	433	448	-3%	99	112	-12%
Commissions paid	2,895	2,827	2%	718	747	-4%
Marketing commissions	1,489	1,532	-3%	348	386	-10%
Initial commissions	590	437	35%	162	149	9%
Monthly commissions	357	398	-10%	89	94	-6%
Retention commissions	543	697	-22%	97	142	-32%
Other commissions	1,406	1,296	9%	370	362	2%
Advertising	261	329	-21%	71	67	6%
Depreciation1)	1,634	1,700	-4%	466	409	14%
Network interconnection	935	859	9%	238	239	0%
M -> M	749	645	16%	199	189	5%
M -> L	186	214	-13%	38	49	-22%
Leased line	393	365	7%	103	98	4%
Others2)	956	817	17%	278	252	10%
Operating expenses	7,508	7,344	2%	1,972	1,925	2%

1) Includes R&D related depreciation
2) For details, please refer to non-consolidated statements of income in appendix
1) Labor cost
-	The YoY and QoQ decrease was due to decrease in incentive bonus.
2) Commissions paid
-	Marketing commissions: The YoY and QoQ decrease was due to company’s efficient marketing resource allocation strategy in response to changes in market environment.

Initial commission increased YoY due to increase in subscriber addition. Retention commission decreased YoY compared to previous year in which Mobile Number Portability (MNP) started.

-	Other commissions: The increase was due to increase in the payment of Information Usage Fee to Content Providers as wireless internet usage increased and increase in international roaming commissions.

3) Advertising cost
-	Advertising cost decreased YoY because SKT placed its resources more on marketing activities directly related to subscriber Acquisition.

-	Advertising cost increased QoQ due to increase in year-end promotional activities.
4) Depreciation
-	The YoY decrease was due to decrease in depreciable assets resulting from decreased capex.

-	The QoQ increase resulted from the increased capex in 4Q.
5) Network interconnection cost
-	The YoY increase was due to the MM traffic increase.

-	The QoQ decrease resulted as Universal Service Fund (USF) for 2004 was finalized in ‘05 4Q and the difference was reflected in the ML expenses of ‘05 4Q despite the MM traffic increase.
6) Leased line
-	Leased line expense increased QoQ and YoY as more lines were leased to accommodate the increase in subscriber and data traffic along with WCDMA network rollout.

C. Non-operating items

(KRW bn)	2005	2004	Change	Q4.’05	Q3.’05	Change
Other income	410	237	73%	79	232	-66%
Interest income	55	68	-20%	19	13	53%
Equity in earnings of affiliates 1)	56	54	4%	15	22	-31%
Others 2)	299	115	160%	44	197	-78%
Other expenses	509	481	6%	166	113	47%
Interest	252	302	-17%	61	60	2%
Equity in losses of affiliates 1)	91	—	N/A	33	20	64%
R&D contribution & donations	145	88	64%	62	30	103%
Others 2)	21	90	-77%	10	3	272%

1) Beginning 2005, earnings and losses of affiliates are posted as separately item.
     Net amount from the earnings and losses of affiliates was posted until 2004.
2) For details, please refer to non-consolidated statements of income in appendix
1) Equity in earnings and losses of affiliates
-	Despite the earnings improvement in subsidiaries such as SK Communications and SK Telink, the amount of losses increased due to losses at several subsidiaries such as Helio and TU Media.
2) Interest income / expense
-	The YoY decrease in interest income and expense was due to decrease in average balance of cash and interest-bearing debt and lower interest rate.
3) Others in Non-Operating Income / Expenses
-	The YoY increase and QoQ decrease of others in non-operating income were mainly due to the gain from the sale of SK Teletech (KRW 175.5 bn) in ‘05 3Q.
2. Capital Expenditure

(KRW bn)	2005	2004	Change	Q4.’05	Q3.’05	Change
Network	1,109	1,153	-4%	458	377	22%
2G / 1X / EV-DO	376	728	-48%	152	119	27%
WCDMA	575	220	161%	210	219	-4%
Backbone & others	159	205	-22%	96	38	151%
Non-Network	356	454	-22%	215	48	349%
Wireless Internet & marketing	240	181	32%	134	39	247%
General supporting	117	273	-57%	82	9	770%
Total Capex	1,466	1,607	-9%	673	425	59%

3. Balance Sheet

(KRW bn)	2005. 12	2004. 12	Change		2005. 12	2005. 9	Change
Total assets	14,461	14,021	3%		14,461	14,114	2%
Current assets	4,111	3,854	7%		4,111	4,192	-2%
Cash & marketable securities	970	761	27%		970	940	3%
Investment assets	2,367	2,112	12%		2,367	2,142	10%
Property & equipment	4,596	4,605	0%		4,596	4,409	4%
Intangible assets	3,387	3,449	-2%		3,387	3,370	0%
Total liabilities	6,203	6,894	-10%		6,203	6,227	0%
Current liabilities	2,747	2,860	-4%		2,747	2,266	21%
Short-term borrowings	—	400	N/A		—	200	N/A
Current portion of long-term debt	809	498	62%		809	348	133%
Long-term liabilities	3,455	4,034	-14%		3,455	3,962	-13%
Bond payable & long-term borrowings	2,324	2,892	-20%		2,324	2,761	-16%
Total shareholders’ equity	8,258	7,127	16%		8,258	7,886	5%
Debt/Equity ratio 1)	38.0%	53.2%	-15.2	%p	38.0%	42.0%	-4.0	%p

1) Debt/Equity Ratio = Interest-bearing debt / Shareholders’ equity
*	Interest-bearing debt = Short-term borrowings + Current portion of long-term debt + Corporate bonds
1) Cash & marketable securities
-	The YoY increase was due to relatively low year-end balance in 2004 resulting from the debt repayment.
2) Investment assets
-	The YoY increase was due mainly to purchase of long-term investment securities such as Helio and Seoul Record.
3) Total liabilities
-	Long-term liabilities decreased as corporate bonds with less than 1-year maturity were reclassified as current long-term liabilities.

-	As of December 2005, debt to equity ratio decreased to 38.0% due to the reduction of debt.

III. Operating Result

	2005		2004	Change		Q4.’05		Q3.’05	Change
Subscribers (‘000)	19,530		18,783	4%		19,530		19,342	1%
Net adds	747		470	59%		188		146	29%
Activations	5,057		4,407	15%		1,196		1,278	-6%
Deactivations	4,310		3,937	9%		1,007		1,132	-11%
Monthly churn rate	1.8%		1.7%	0.1	%p	1.7%		2.0%	-0.2	%p
Average subscribers(‘000)	19,172		18,572	3%		19,436		19,260	1%

ARPU (KRW)	44,167		43,542	1%		45,046		44,921	0%
Sign-up fee	1,010		890	13%		925		1,009	-8%
Monthly fee & call charge	26,754		29,023	-8%		26,922		26,797	0%
VAS & others	1,753		1,594	10%		1,805		1,833	-2%
Wireless Internet	10,689		8,182	31%		11,345		11,301	0%
Interconnection	3,962		3,853	3%		4,049		3,981	2%

MOU (Minutes)
Outgoing	197	[1]	194	1%		204	[1]	198	3%
Incoming	112	[1]	112	0%		116	[1]	111	5%

Subscribers by handset feature(‘000)
1x (Including EV-DO)	18,547		17,048	9%		18,547		18,256	2%
EV-DO (Including June)	8,126		6,484	25%		8,126		7,760	5%
June	6,701		3,622	85%		6,701		5,759	16%
Color	17,250		14,843	16%		17,250		16,830	2%

Data ARPU by handset (KRW) 2) 2G	2,405		1,650	46%		2,939		2,615	12%
1X(Including EV-DO)	10,766		8,243	31%		11,305		11,349	0%
Color	11,666		9,614	21%		12,015		12,206	-2%

1) MOU for November and December of 2005 is an estimate.
2) Excludes others in wireless internet sales such as financial enabler, Solution/Platform sales, etc.

IV. Appendix (Non-Consolidated Statements of Income)

(KRW mn)	2005	2004	Q4.’05	Q3.’05
Operating revenue	10,161,129	9,703,681	2,626,557	2,595,485
Operating expenses	7,507,559	7,344,100	1,971,773	1,924,552
Labor cost 1)	433,039	448,099	98,732	112,107
Commissions paid	2,895,214	2,827,159	718,229	747,222
Advertising	260,699	328,552	71,112	67,234
Depreciation 2)	1,634,254	1,699,531	465,658	409,068
Network interconnection	935,217	858,754	237,898	238,966
Leased line	392,834	365,444	102,524	98,252
Rent	179,726	167,671	48,829	43,814
Frequency usage fees	156,098	143,047	39,810	38,555
Bad debt	104,089	22,544	37,715	31,407
Others	516,389	483,298	151,265	137,927
Operating income	2,653,570	2,359,581	654,784	670,933
Other income	409,793	237,129	78,680	231,770
Interest income	54,988	68,319	19,158	12,521
Equity in earnings of affiliates	55,943	53,825	15,459	22,318
Dividend income	26,515	23,843	5,009	5,076
Foreign exchange & translation gains	1,862	10,897	478	771
Others	270,484	80,245	38,575	191,085
Other expenses	508,749	480,932	166,341	113,112
Interest	252,464	302,491	60,943	59,588
R&D contribution & donations	144,508	88,345	62,038	30,489
Equity in losses of affiliates	90,801	—	33,277	20,326
Foreign exchange & translation losses	2,223	6,248	1,155	254
Loss on impairment of investment securities	1,793	32,074	1,793	—
Loss on disposal of investment assets, & property/equipment	8,344	19,154	4,300	499
Others	8,616	32,620	2,835	1,956
Ordinary income	2,554,613	2,115,778	567,122	789,591
Income before income taxes	2,554,613	2,115,778	567,122	789,591
Income taxes	683,233	620,926	119,148	201,714
Net income	1,871,380	1,494,852	447,975	587,878

1)	Includes salary, severance pay and other benefits
2)	Includes R&D related depreciation

IV. Appendix (Non-Consolidated Balance Sheets)

(KRW mn)	2005	2004	2005.12	2005.9
Total assets	14,460,524	14,020,705	14,460,524	14,113,637
Current assets	4,111,333	3,854,345	4,111,333	4,192,212
Cash and marketable securities1)	970,188	761,055	970,188	940,245
Accounts receivable — trade	1,607,596	1,562,774	1,607,596	1,572,027
Accounts receivable — other	1,333,238	1,365,226	1,333,238	1,404,327
Short-term loans	64,150	55,613	64,150	66,527
Inventories	5,986	10,961	5,986	13,991
Other	130,175	98,716	130,175	195,095
Investment assets	2,366,760	2,112,488	2,366,760	2,142,437
Investment securities 2)	2,129,237	1,749,783	2,129,237	1,917,573
Long-term loans	14,204	28,284	14,204	16,513
Guarantee deposits	122,846	242,387	122,846	127,329
Other	100,474	92,033	100,474	81,022
Property & equipment	4,595,883	4,605,253	4,595,883	4,409,145
Land	461,513	463,656	461,513	465,375
Building & fixture	1,145,497	1,163,070	1,145,497	1,147,266
Machinery	2,429,564	2,585,118	2,429,564	2,128,014
Vehicles & others	295,000	255,407	295,000	425,522
Construction in progress	264,309	138,002	264,309	242,968
Intangible assets	3,386,547	3,448,619	3,386,547	3,369,844
Total liabilities	6,202,644	6,893,613	6,202,644	6,227,499
Current liabilities	2,747,268	2,859,711	2,747,268	2,265,700
Short-term borrowings	—	400,000	—	200,000
Accounts payable	971,558	1,070,588	971,558	690,430
Income taxes payable	366,579	267,797	366,579	251,117
Accrued expenses	362,178	378,303	362,178	492,992
Current portion of long-term debt	809,490	498,278	809,490	347,609
Other	237,464	244,745	237,464	283,553
Long-term liabilities	3,455,376	4,033,902	3,455,376	3,961,798
Bond payable & long-term borrowings	2,324,412	2,891,843	2,324,412	2,760,639
Facility deposits	23,770	31,440	23,770	24,602
Accrued severance indemnities	64,029	75,409	64,029	97,727
Others	1,043,165	1,035,210	1,043,165	1,078,831
Total shareholders’ equity	8,257,881	7,127,091	8,257,881	7,886,139
Capital stock	44,639	44,639	44,639	44,639
Capital surplus	2,966,198	2,983,166	2,966,198	2,966,198
Retained earnings	7,269,861	6,156,708	7,269,861	6,821,886
Capital adjustments	(2,022,817)	(2,057,422)	(2,022,817)	(1,946,584)
Treasury stock	(2,047,105)	(2,047,105)	(2,047,105)	(2,047,105)
Unrealized gain(loss) on valuation of investment securities etc.	20,808	(15,150)	20,808	97,040
Stock options	3,480	4,833	3,480	3,480

1)	Cash & marketable securities : Cash & cash equivalent, marketable securities & short-term financial instruments are included
2)	Investment securities : Investments in affiliates with more than 20% interest, listed companies & non-listed companies are included

V. IR Contacts

IR Office	Title	Telephone	Email (CHAINES CHARACTERS)

Tae-Geon Park	Manager	02)6100-1632	parktg@sktelecom.com

Hannah Kim	Assistant Manager	02)6100-1640	hannah@sktelecom.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

By: /s/ Hyun Jong Song

Name: Hyun Jong Song Title: Vice President
Date: January 27, 2006